Exhibit 99.2

Santiago, March 28, 2023

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Present

Ref.: Material Event Notice – CMF Approval of the Amendment to the Bylaws and Appointment of the Board of Directors at the following Annual General Shareholders’ Meeting.

For your consideration,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Comisión para el Mercado Financiero, and duly authorized, I hereby inform you as a Material Event of Itaú Corpbanca (the “Bank”) the following:

By Resolution No. 2,215, dated March 28, 2023, of the Comisión para el Mercado Financiero, the amendment of the Bank’s bylaws agreed upon at the Extraordinary Shareholders’ Meeting of the Bank held on January 19, 2023 was approved, by which, among other matters, it was agreed to (i) reduce the number of directors from eleven to seven and the number of alternate directors from two to one, and (ii) decrease the number of shares into which the Bank’s equity capital is divided from 973,517,871,202 to 216,347,305, without modifying the amount of the Bank’s subscribed and paid-in capital (the “reverse stock split”).

Given the aforementioned approval of the reduction in the number of Bank’s directors, and as reported by Material Event Notice dated February 22, 2022 –regarding the summon to the Annual General Shareholders' Meeting of the Bank (the “Meeting”) for April 20, 2023, at 10:00 a.m.--, we inform that the applicable matters of the Annual General Shareholders' Meeting will be decided at the Meeting, including the matter corresponding to the election of the members of the Bank’s Board of Directors.

Shareholders may obtain a copy of the documents supporting the matters to be submitted for consideration at the Meeting, as of April 5, 2023, on the Bank’s website, www.itau.cl, in the Investor Relations section (https://ir.itau.cl/English/events-and-presentations/general-shareholders-meetings/Annual-General-Shareholders-Meeting-April-20-2023). In addition, from such same date, any shareholder wishing to obtain a copy of these documents may contact the Investor Relations Department at ir@itau.cl.

The notices summoning the Meeting will be published in La Tercera newspaper on April 5, 10 and 18, 2023.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Itaú Corpbanca